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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ

                         INTERDEALER QUOTATION SYSTEM

                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE

               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17

                             OR 15d-17 THEREUNDER

                             EMERGENT GROUP, INC.
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                (Exact name of issuer as specified in charter)

                     P.O. BOX 17526, GREENVILLE, SC 29606
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                   (Address of principal executive offices)

Issuer's telephone number, including area code  864-235-8056
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                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

        Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security  CLASS A COMMON STOCK, PAR VALUE $.05
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2. Number of shares outstanding before the change      61,513
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3. Number of shares outstanding after the change      123,026
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4. Effective date of change   MARCH 1, 1996
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5. Method of change:

        Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

        TWO-FOR-ONE STOCK SPLIT EFFECTED IN THE FORM OF A 100% STOCK DIVIDEND
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        Give brief description of transaction   EACH SHAREHOLDER WAS SENT ONE
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        SHARE OF COMMON STOCK FOR EACH SHARE OWNED AS OF THE RECORD DATE.
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                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change
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2. Name after change
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3. Effective date of charter amendment changing name
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4. Date of shareholder approval of change, if required
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Date  MARCH 6, 1996                         /s/ ROBERT S. DAVIS, Vice President
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                                                (Officer's signature and title)